UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

OneSpaWorld Holdings Limited

(Name of Issuer)

Class A Common Shares, par value $0.0001 per share

(Title of Class of Securities)

P73684113

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P73684113	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Aristeia Capital, L.L.C. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,690,214 (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,690,214 (2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,690,214
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.16% (3)
12	TYPE OF REPORTING PERSON* IA, OO

(1)	Aristeia Capital, L.L.C. is the investment manager of, and has voting and investment control with respect to the securities described herein held by, one or more private investment funds.
(2)	Includes Class A Common Shares underlying presently exercisable warrants.
(3)

The percentage was determined by dividing the Class A Common Shares reported as beneficially owned by the Reporting Person by the sum of (i) the 67,782,651 Class A Common Shares reported as issued and outstanding on the Issuer’s Form 10-Q for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2020, and (ii) the Class A Common Shares underlying the warrants included in the Reporting Person’s holdings described in Note 2..

CUSIP No. P73684113	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

OneSpaWorld Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Harry B. Sands, Lobosky Management Co. Ltd.

Office Number 2

Pineapple Business Park

Airport Industrial Park

P.O. Box N-624

Nassau, Island of New Providence, Commonwealth of The Bahamas

Item 2(a).	Name of Person Filing.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

Item 2(c).	Citizenship.

Aristeia Capital, L.L.C.

One Greenwich Plaza, 3rd Floor

Greenwich, CT 06830

Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Class A Common Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

P73684113

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of 12/31/2020.

Items 5-9 and 11 of the cover page to this Schedule 13G are incorporated herein by reference. :

(a)	Amount beneficially owned: 3,690,214 Class A Common Shares, which includes Class A Common Shares underlying presently exercisable warrants.

(b)

Percent of Class: 5.16%. The percentage was determined by dividing the Class A Common Shares reported as beneficially owned by the Reporting Person by the sum of (i) the 67,782,651 Class A Common Shares reported as issued and outstanding on the Issuer’s Form 10-Q for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2020, and (ii) the Class A Common Shares underlying the warrants included in the Reporting Person’s holdings described in Item 4(a).

(c)	Number of shares as to which such person has:

CUSIP No. P73684113	SCHEDULE 13G	Page 4 of 5 Pages

(i)	sole power to vote or direct the vote: 3,690,214

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or direct the disposition of: 3,690,214

(iv)	shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Certification pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. P73684113	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/16/2021

ARISTEIA CAPITAL, L.L.C.

By:	/s/ Andrew B. David
Name: Andrew B. David
Title: Chief Operating Officer